UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 25, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited consolidated interim financial information at June 30, 2016 and Report on Review of Interim

Financial Information

REPORT ON REVIEW OF CONSOLIDATED INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders

Fibria Celulose S.A

São Paulo — SP

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended June 30, 2016, comprising the balance sheet at that date the statements of income and comprehensive income for the quarter and six-month period then ended, the statements of changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the Deliberation CVM 673/11 (which approved accounting standard CPC 21(R1) - Interim Financial Reporting), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (Brazilian audit standard NBC TR 2410, wholly converged to ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with Deliberation CVM 673/11 and IAS 34.

São Paulo, July 22, 2016.

BDO RCS Auditores Independentes SS

CRC 2SP 013846/O-1

Eduardo Affonso de Vasconcelos

Accountant — CRC-1SP166001/O-3

Francisco de Paula dos Reis Júnior

Accountant CRC 1 SP 139268/O-6

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais

Assets	June 30, 2016	December 31, 2015

Current
Cash and cash equivalents (Note 7)	665,335	1,077,651
Marketable securities (Note 8)	2,255,395	1,411,864
Derivative financial instruments (Note 9)	185,681	26,795
Trade accounts receivable, net (Note 10)	549,357	742,352
Inventory (Note 11)	1,731,889	1,571,146
Recoverable taxes (Note 12)	652,495	462,487
Other assets	145,585	168,283

	6,185,737	5,460,578

Non-current
Marketable securities (Note 8)	70,767	68,142
Derivative financial instruments (Note 9)	376,888	273,694
Related parties receivables (Note 14)	9,629	11,714
Recoverable taxes (Note 12)	1,004,932	1,511,971
Advances to suppliers	641,095	630,562
Judicial deposits	191,382	195,344
Deferred taxes (Note 13)	1,081,615	2,399,213
Assets held for sale (Note 1(b))	598,257	598,257
Other assets	89,370	92,714

Investments (Note 15)	114,925	137,771
Biological assets (Note 16)	4,164,452	4,114,998
Property, plant and equipment (Note 17)	10,930,397	9,433,386
Intangible assets (Note 18)	4,599,250	4,505,634

	23,872,959	23,973,400

Total assets	30,058,696	29,433,978

Fibria Celulose S.A.

Unaudited consolidated interim balance sheet at

In thousands of Reais	(continued)

Liabilities and shareholders’ equity	June 30, 2016	December 31, 2015

Current
Loans and financing (Note 19)	1,018,173	1,072,877
Derivative financial instruments (Note 9)	169,494	302,787
Trade payables (Note 20)	921,355	668,017
Payroll, profit sharing and related charges	125,466	170,656
Taxes payable	97,158	564,439
Dividends payable	4,135	86,288
Other payables	115,033	90,235

	2,450,814	2,955,299

Non-current
Loans and financing (Note 19)	11,686,528	11,670,955
Derivative financial instruments (Note 9)	402,010	825,663
Deferred taxes (Note 13)	338,660	270,996
Provision for legal proceeds (Note 21)	181,482	165,325
Liabilities related to the assets held for sale (Note 1(b))	477,000	477,000
Other payables	226,310	253,420

	13,311,990	13,663,359

Total liabilities	15,762,804	16,618,658

Shareholders’ equity
Share capital	9,729,006	9,729,006
Share capital reserve	9,034	15,474
Treasury shares	(10,378)	(10,378)
Statutory reserves	1,625,208	1,639,901
Other reserves	1,159,634	1,378,365
Retained earnings	1,718,466

Equity attributable to shareholders of the Company	14,230,970	12,752,368

Equity attributable to non-controlling interests	64,922	62,952

Total shareholders’ equity	14,295,892	12,815,320

Total liabilities and shareholders’ equity	30,058,696	29,433,978

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of profit or loss

In thousands of Reais, except for the earnings per share

	2016		2015
	April 1 to June 30, (three months)	June 30, (six months)	April 1 to June 30, (three months)	June 30, (six months)

Revenues (Note 22)	2,386,405	4,781,164	2,309,319	4,306,385
Cost of sales (Note 24)	(1,747,243)	(3,167,071)	(1,441,056)	(2,713,321)

Gross profit	639,162	1,614,093	868,263	1,593,064

Selling expenses (Note 24)	(121,042)	(230,979)	(106,637)	(201,968)
General and administrative (Note 24)	(68,847)	(133,222)	(64,899)	(129,003)
Equity in results of joint-venture	(283)	(789)	(40)	750
Other operating income and expense, net (Note 24)	(138,238)	(148,280)	(9,875)	(39,133)

	(328,410)	(513,270)	(181,451)	(369,354)

Income before financial income and expenses	310,752	1,100,823	686,812	1,223,710

Financial income (Note 23)	44,709	100,984	44,449	80,991
Financial expenses (Note 23)	(153,298)	(323,346)	(136,689)	(247,119)
Result of derivative financial instruments, net (Note 23)	432,423	714,826	229,825	(318,972)
Foreign exchange loss and indexation charges, net (Note 23)	771,457	1,524,394	183,323	(939,802)

	1,095,291	2,016,858	320,908	(1,424,902)

Income (loss) before income taxes	1,406,043	3,117,681	1,007,720	(201,192)

Income taxes
Current (Note 13)	19,803	(22,311)	(18,743)	(78,601)
Deferred (Note 13)	(680,390)	(1,371,902)	(374,557)	328,221

Net income for the period	745,456	1,723,468	614,420	48,428

Attributable to
Shareholders of the Company	743,200	1,718,466	611,748	42,388

Non-controlling interest	2,256	5,002	2,672	6,040

Net income for the period	745,456	1,723,468	614,420	48,428

Basic earnings per share (in Reais) (Note 25(a))	1.34	3.10	1.11	0.08

Diluted earnings per share (in Reais) (Note 25(b))	1.34	3.10	1.10	0.08

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of comprehensive income

In thousands of Reais

	2016		2015
	April 1 to June 30, (three months)	June 30, (six months)	April 1 to June 30, (three months)	June 30, (six months)

Net income for the period	745,456	1,723,468	614,420	48,428

Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign exchange effect on available-for-sale financial assets — Ensyn	(11,182)	(22,262)	(2,688)	11,384
Tax effect thereon	3,802	7,569	914	(3,870)

Total other comprehensive income (loss) for the period, net of taxes	(7,380)	(14,693)	(1,774)	7,514

Total comprehensive income for the period, net of taxes	738,076	1,708,775	612,646	55,942

Attributable to
Shareholders of the Company	735,820	1,703,773	609,974	49,902
Non-controlling interest	2,256	5,002	2,672	6,040

	738,076	1,708,775	612,646	55,942

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited interim statement of changes in shareholders’ equity

In thousands of Reais

	Capital				Other reserves	Statutory reserves			Retained
	Capital	Share issuance costs	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Additional dividends proposed	earnings (accumulated deficit)	Total	Non- controlling interest	Total

As at December 31, 2014	9,740,777	(11,771)	3,920	(10,346)	1,613,312	311,579	2,916,566			14,564,037	51,668	14,615,705

Net income									42,388	42,388	6,040	48,428
Other comprehensive income					7,514					7,514		7,514
					7,514				42,388	49,902	6,040	55,942
Transactions with shareholders
Repurchase of shares				(32)						(32)		(32)
Dividends distributed							(110,854)			(110,854)		(110,854)
Stock option program			2,647							2,647		2,647

As at June 30, 2015	9,740,777	(11,771)	6,567	(10,378)	1,620,826	311,579	2,805,712		42,388	14,505,700	57,708	14,563,408

As at December 31, 2015	9,740,777	(11,771)	15,474	(10,378)	1,639,901	328,689	830,945	218,731		12,752,368	62,952	12,815,320

Net income									1,718,466	1,718,466	5,002	1,723,468
Other comprehensive loss					(14,693)					(14,693)		(14,693)
					(14,693)				1,718,466	1,703,773	5,002	1,708,775
Transactions with shareholders
Dividends distributed								(218,731)		(218,731)		(218,731)
Stock option program			(6,440)							(6,440)		(6,440)
Additional dividends declared - non-controlling interest - Portocel											(3,032)	(3,032)

As at June 30, 2016	9,740,777	(11,771)	9,034	(10,378)	1,625,208	328,689	830,945		1,718,466	14,230,970	64,922	14,295,892

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais

	June 30, 2016	June 30, 2015

Income (loss) before income taxes	3,117,681	(201,192)

Adjusted by
Depreciation, depletion and amortization	891,655	896,126
Depletion of timber resources from forestry partnership programs	26,844	29,866
Foreign exchange losses, net	(1,524,394)	939,802
Change in fair value of derivative financial instruments	(714,826)	318,972
Equity in results of joint-venture	789	(750)
Loss on disposal of property, plant and equipment and biological assets, net	11,881	2,658
Interest and gain/losses from marketable securities	(56,776)	(38,380)
Interest expense	251,970	207,856
Change in fair value of biological assets	108,014	(29,831)
Impairment of recoverable taxes - ICMS, net	41,688	42,682
Stock option program	(6,440)	2,647
Provisions and other	8,996	1,539

Decrease (increase) in assets
Trade accounts receivable	81,394	(17,531)
Inventory	(110,514)	(151,571)
Recoverable taxes	295,292	(165,356)
Other assets/advances to suppliers	(6,288)	(7,023)

Increase (decrease) in liabilities
Trade payables	291,867	(9,452)
Taxes payable	(460,001)	7,678
Payroll, profit sharing and related charges	(45,191)	(24,375)
Other payables	18,229	8,700

Cash provided by operating activities	2,221,870	1,813,065

Interest received	76,315	36,784
Interest paid	(266,428)	(178,726)
Income taxes paid	(24,052)	(45,807)

Net cash provided by operating activities	2,007,705	1,625,316

Cash flows from investing activities
Acquisition of property, plant and equipment, intangible assets and forests	(2,738,684)	(751,593)
Advances for acquisition of timber from forestry partnership program	(40,415)	(34,371)
Subsidiary incorporation - Fibria Innovations		(11,630)
Marketable securities, net	(865,695)	(26,636)
Capital increase on joint-venture	(2,620)
Proceeds from sale of property, plant and equipment	5,963	30,291
Derivative transactions settled (Note 9(c))	(104,201)	(97,122)
Others		(10)

Net cash used in investing activities	(3,745,652)	(891,071)

Fibria Celulose S.A.

Unaudited consolidated interim statement of cash flows

In thousands of Reais	(continued)

	June 30, 2016	June 30, 2015

Cash flows from financing activities
Borrowings	3,479,917	422,891
Repayments of principal	(1,718,380)	(827,050)
Dividends paid	(303,917)	(149,350)
Others	(2,582)	4,400

Net cash (provided by) used in financing activities	1,455,038	(549,109)

Effect of exchange rate changes on cash and cash equivalents	(129,407)	38,333

Net increase (decrease) in cash and cash equivalents	(412,316)	223,469

Cash and cash equivalents at beginning of period	1,077,651	461,067

Cash and cash equivalents at end of period	665,335	684,536

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in this consolidated interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive officers are located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. Forests in formation are located in the States of São Paulo, Mato Grosso do Sul, Minas Gerais, Rio de Janeiro, Espírito Santo, Bahia and Rio Grande do Sul.

We operate in a single operating segment, which is the producing and selling of short fiber pulp, with our pulp production facilities located in the cities of Aracruz (State of Espírito Santo), Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Veracel (State of Bahia) (jointly- controlled entity).

The pulp produced for export is delivered to customers by sea vessels on the basis of long-term contracts with the owners of these vessels, through the ports of Santos, located in the State of São Paulo (operated under a concession from Federal Government until 2017) and Barra do Riacho, located in the State of Espírito Santo (operated by our subsidiary Portocel - Terminal Especializado Barra do Riacho S.A.).

On December 9, 2015, we participated in the public auction nº 03/2015, promoted by “Agência Nacional de Transportes Aquaviários - ANTAQ”, a regulatory agency, for the leasing of the public areas and infrastructures for handling and storage of paper, pulp and general cargo, for 25 years (renewable for 25 years). The Company was awarded the contract based on its proposal for the Macuco Terminal (STS07), located in the port of Santos, State of São Paulo, in the amount of R$ 115,047, which the approval of the public auction and the adjudication were published in the Federal Official Gazette on March 2, 2016.

With the approval of the result and based on the standards ICPC 01 (R1) / IFRIC 12 - Service Concession Arrangements and OCPC 05 - Concession Contracts, the subsidiary Fibria Terminal de Celulose de Santos SPE S.A., recently incorporated by the Company for the administration of Macuco Terminal, recognized the amount of R$ 115,047 related to the grant concession rights into the group of “Intangible assets”, which will be amortized over the concession period.

The main investments according to the contract include:

(i)             a new storage facility, handling and transshipment of cargo equipment, with static capacity of 75,000 tons at least, ensuring the movement of 1,800,000 tons of pulp bales per year; and,

(ii)          the implementation of new railway lines for access to port facilities.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

The startup of the Terminal is expected for the second semester of 2017.

In May 2016, we started the acquisition of hardwood pulp produced by Klabin S.A. (“Klabin”), at its plant located in the city of Ortigueira, in the state of Paraná, as supply agreement signed between the parties and subject of disclosure to the market on May 4, 2015.

The agreement term is six years from the beginning of the plant operations (which may be extended upon agreement between the parties), being four years at a minimum volume of 900,000 tons and two years of a gradual reduction of volume (phase out), equivalents to, respectively, 75% and 50% of the volume delivered in the fourth year of the agreement. The purchase price of the volume from Klabin will be based on the average net price charged by the Company, FOB (Free on Board), and the volume acquired might be sold for countries outside South America.

(b)                                Non-current assets held for sale

Losango project assets

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul, in the amount of R$ 615 million.

Was received in advance the amount of R$ 477 million, recognized under “Advances received in relation to assets held for sale”. Another installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. In case of the approvals is not obtained after the period of 96 months, will be returned to CMPC the amount paid to us, plus interest and the escrow deposits made by CMPC will revert.

Since the signing of agreement with CMPC, we have taken action to obtain the approvals needed, such as the fulfillment of all conditions precedent, the partial renewal of the area operating license and filing the documentation required by the government agencies. Management’s best estimated is that approval will be granted.

We have concluded that these assets should remain classified as “assets held for sale” as non-current assets as at June 30, 2016. However, the completion of the sale is not under our sole control and depends on various government approvals, which have been slower than expected.

The Losango assets did not generate any significant impact in the six-month period ended June 30, 2016 and 2015, since that at this moment, the result of the transaction has not been recognized.

(c)                                 Expansion plan of the Três Lagoas Unit

On May 14, 2015, the Board of Directors approved the Horizonte 2 Project for the construction of the second Três Lagoas pulp production line.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

The Horizonte 2 Project, the construction of which has already started, consists of a new bleached eucalyptus pulp production line with a capacity of 1.95 million tons per year and an estimated investment of US$ 2.4 billion. The startup of the line is projected for the fourth quarter of 2017. Virtually all Horizonte 2 Project supply agreements for delivery and installation of equipment and related services had been contracted.

The Project is being financed from the Company’s operating cash flows and financing agreements under negotiation with financial institutions.

2                                        Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                              Consolidated interim financial information - basis of preparation

The consolidated interim financial information have been prepared under the historical cost convention, as modified by available-for-sale financial assets, other assets and financial liabilities (including derivative instruments) measured at fair value.

(a)                                Accounting policies adopted

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and Deliberation 673/11 issued by the Brazilian Securities and Exchange Commission (CVM), which approved the CPC 21(R1) - “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The consolidated interim financial information should be read in conjunction with the audited financial statements for the year ended December 31, 2015, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except for the item 2.2.1 below and items related to the adoption of the new standards, amendments and interpretations issued by IASB and CVM, as detailed in Note 3 below.

(b)                                Approval of the consolidated interim financial information

The consolidated unaudited interim financial information was approved by the Board of Directors on July 22, 2016.

2.2                              Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will seldom match the actual results. In the six-month period ended June 30, 2016, except for the item 2.2.1 below, there were no significant changes in the critical estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the current period, compared to those disclosed in Note 3 to our most recent annual financial statements.

2.2.1                    Changing on critical accounting estimates and assumptions

(a)                                 Biological assets

The Company reviewed the assumptions used in the calculating of the fair value of biological assets and concluded as appropriate changing, from 2016, the assumption called “actual planted area”, so that the immature forests (up to two years from the date of planting) are maintained at historical cost, as a result of the Management’s understanding that during this period, the historical cost of biological assets approximates of their fair value. The purpose of this change is reflect the experience acquired in the measurement process of biological assets and the alignment of the calculation methodology to the Company’s forest management, which considers continuous forest inventories with the purpose of estimate the volume of timber stock or future production projections, represented by the average annual growth (“IMA”), from the third year of planting.

The assumption regarding the “net average sale price” of biological assets (measured in R$/m³) is now supported only in market prices research, in order to maximize the usage of external and independent data to measure the fair value of the forests.

If the assumptions have not been reviewed by Company and the calculation had been considered the use of these assumptions as such on December 31, 2015, the fair value adjustment of biological assets would have generated a lower expense of R$ 30,471, in relation to the values recognized in the six-month period ended June 30, 2016.

The other assumptions used by the Company to calculate the fair value of biological assets are unchanged. See details about the biological assets in Note 16.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

3                                        New standards, amendments and interpretations issued by IASB and CVM

The standards below have been issued and are effectives for future periods, as from January 1, 2018. We have not early adopted these standards.

Standard	Effective date	Main points introduced by the standard	Impacts of the adoption
IFRS 9 - Financial Instruments	January 1, 2018

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change which is due to an entity’s own credit risk is recorded in Other comprehensive income rather than the Statement of profit or loss.

The Company is currently assessing the impacts of the adoption.
IFRS 15 - Revenue recognition	January 1, 2018	This accounting standard establishes the accounting principles to determine and measure revenue and when the revenue should be recognized.	The Company is currently assessing the impacts of the adoption.
IFRS 16 - Leases	January 1, 2019

This accounting standard replaces the previous leases standard, IAS 17 Leases, and related interpretations and sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customers (‘lessees’) and the suppliers (‘lessor’).
Lessees are required to recognize a lease liability reflecting future lease payments and a ‘right-of-use asset’ for virtually all lease contracts, except for certain short-term leases and leases of low-value assets. For lessors, the accounting stays almost the same and continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Company is currently assessing the impacts of the adoption.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company expect to have a material impact on the Company’s financial position and results of operations.

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) as at December 31, 2015 did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), sensitivity analysis (Note 5) and fair value estimates (Note 6), which was considered relevant by Fibria’s management to be accompanied quarterly.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

4.1                              Liquidity risk

The table below presents the financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

	Less than one year	Between one and two years	Between two and five years	Over five years

At June 30, 2016
Loans and financing	1,556,142	3,228,523	7,594,959	3,236,103
Derivative instruments	149,286	219,503	372,259
Trade and other payables	1,036,388	54,496	36,905	27,954

	2,741,816	3,502,522	8,004,123	3,264,057

At December 31, 2015
Loans and financing	1,358,138	4,451,707	7,326,394	2,817,802
Derivative instruments	319,954	560,572	902,136
Trade and other payables	758,252	68,327	44,902	39,556

	2,436,344	5,080,606	8,273,432	2,857,358

4.2                              Foreign exchange risk

	June 30, 2016	December 31, 2015

Assets in foreign currency
Cash and cash equivalents (Note 7)	526,806	1,068,180
Trade accounts receivable (Note 10)	486,084	674,224

	1,012,890	1,742,404

Liabilities in foreign currency
Loans and financing (Note 19)	8,927,473	10,215,115
Trade payables	290,045	76,304
Derivative financial instruments (Note 9(a))	261,701	1,081,533

	9,479,219	11,372,952

Liability exposure	(8,466,329)	(9,630,548)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

5                                        Sensitivity analysis

Sensitivity analysis of changes in foreign currency

The evaluation of the Company’s significant risk factor of the U.S. Dollar exposure uses the period of three months, consistent with our policy. We considered as the probable scenario the fair value considering the market yield as at June 30, 2016.

The probable scenario is the closing exchange rate at the date of these consolidated interim financial information (R$ x USD = 3.2098). As the amounts have already been recognized in the consolidated financial statement, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the U.S. Dollar is deemed to appreciate/depreciate by 25% and 50%, before tax, when compared to the “Probable” scenario:

	Impact of an appreciation/depreciation of the real against the U.S. Dollar on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Derivative financial instruments	789,172	1,533,093
Loans and financing	2,087,657	4,175,313
Cash and cash equivalents	90,967	181,934

Sensitivity analysis in changes in interest rate

We adopted as the probable scenario the fair value considering the market yield as at June 30, 2016. As the amounts have already been recognized in the consolidated interim financial information, there are no additional effects in the Statement of profit or loss in this scenario. In the “Possible” and “Remote” scenarios, the interest rates are deemed to increase/decrease by 25% and 50%, respectively, before tax, when compared to the “Probable” scenario:

	Impact of an increase/decrease of the interest rate on the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Loans and financing
LIBOR	463	986
Currency basket	1,712	3,420
TJLP	1,604	3,186
Interbank Deposit Certificate (CDI)	3,578	7,058

Derivative financial instruments
LIBOR	6,466	13,306
TJLP	602	1,574
Interbank Deposit Certificate (CDI)	68,968	127,618

Marketable securities (a)
Interbank Deposit Certificate (CDI)	2,869	5,416

(a)    Only marketable securities indexed to post-fixed rate were considered in the sensitivity analysis above.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

Sensitivity analysis in changes in the

United States Consumer Price Index - US-CPI

To calculate the “Probable” scenario, we used the US-CPI index at June 30, 2016. The “Probable” scenario was stressed considering an additional increase/decrease of 25% and 50% in the US-CPI for the definition of the scenarios “Possible” and “Remote”, respectively.

	Impact of an appreciation of the US-CPI at the fair value - absolute amounts
	Possible (25%)	Remote (50%)

Embedded derivative in forestry partnership and standing timber supply agreements	95,545	195,966

6                                        Fair value estimates

In the six-month period ended June 30, 2016, there were no changes in the criteria of classification of the assets and liabilities in the levels of the fair value hierarchy when compared to the criteria used in the classification of those instruments disclosed in Note 6 to our most recent annual financial statements as at December 31, 2015.

	June 30, 2016
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		562,569		562,569
Warrant to acquire Ensyn’s shares (Note 15)			9,533	9,533
Marketable securities (Note 8)	55,180	2,200,011		2,255,191

Available for sale financial assets
Other investments — fair value method - Ensyn (Note 15)			102,810	102,810

Biological asset (Note 16)			4,164,452	4,164,452

Total assets	55,180	2,762,580	4,276,795	7,094,555

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(571,504)		(571,504)

Total liabilities		(571,504)		(571,504)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

	December 31, 2015
	Level 1	Level 2	Level 3	Total

Recurring fair value measurements
Assets
At fair value through profit and loss
Derivative financial instruments (Note 9)		300,489		300,489
Warrant to acquire Ensyn’s shares (Note 15)			11,949	11,949
Marketable securities (Note 8)	40,364	1,365,478		1,405,842

Available for sale financial assets
Other investments — fair value method - Ensyn (Note 15)			125,071	125,071

Biological asset (Note 16)			4,114,998	4,114,998

Total assets	40,364	1,665,967	4,252,018	5,958,349

Liabilities
At fair value through profit and loss
Derivative financial instruments (Note 9)		(1,128,450)		(1,128,450)

Total liabilities		(1,128,450)		(1,128,450)

There were no transfers between levels 1, 2 and 3 during the periods presented.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates, also considering the Company’s credit risk. The fair value of loans and financing are classified as Level 2 on the fair value hierarchy. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

	Yield used to discount (*)	June 30, 2016	December 31, 2015

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		330,022	387,939
Bonds - Fibria Overseas		1,976,434	2,237,193
Estimated based on discounted cash flow
In foreign currency
Export credits (Pre-payments)	LIBOR USD	5,120,961	6,831,364
Finnvera	LIBOR USD	822,228
Export credits (ACC/ACE)	DDI	239,042	46,445
In local currency
BNDES — TJLP	Brazilian interbank rate (DI 1)	802,986	809,793
BNDES — Fixed rate	Brazilian interbank rate (DI 1)	112,244	107,797
BNDES — Selic	Brazilian interbank rate (DI 1)	15,809	11,110
Currency basket	Brazilian interbank rate (DI 1)	496,932	549,246
CRA	Brazilian interbank rate (DI 1)	1,904,926	658,573
FINEP	Brazilian interbank rate (DI 1)	1,917	2,063
FINAME	Brazilian interbank rate (DI 1)	3,317	4,951
NCE in Reais	Brazilian interbank rate (DI 1)	705,522	694,859
Midwest Fund	Brazilian interbank rate (DI 1)	16,451	21,303

		12,548,791	12,362,636

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments (including embedded derivative)

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated, considering both of Fibria’s and counterpart credit risk. The contract fair value is the difference between the asset and liability. Only exception is the TJLP x US$ swap, where the cash flow of the asset leg (TJLP x fixed) are projected using a stable yield, as current TJLP value, during the duration of the swap contract, obtained from Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”).

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman-Kohlhagen model, considering both of Fibria’s and counterpart credit risk. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

•             Swap US-CPI - the cash flow of the liability position is projected using the yield of the US-CPI index, obtained through the implicit rates in the American titles indexed to the inflation rate (TIPS), issued by the Bloomberg. The cash flow of the asset position is projected using the fixed rate established in the embedded derivative instrument. The fair value of the embedded derivative instrument is the present value of the difference between both positions.

The yield curves used to calculate the fair value in June 30, 2016 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %
1M	14.12	1M	0.46	1M	15.23
6M	13.93	6M	0.66	6M	4.62
1Y	13.34	1Y	0.67	1Y	3.77
2Y	12.61	2Y	0.73	2Y	3.60
3Y	12.33	3Y	0.81	3Y	3.81
5Y	12.16	5Y	0.99	5Y	4.58
10Y	12.36	10Y	1.38	10Y	5.19

7                                        Cash and cash equivalents

	Average yield p.a. - %	June 30, 2016	December 31, 2015

Cash and banks		169,260	196,274
Fixed-term deposits
Local currency	101.6 of CDI	132,206	3,985
Foreign currency (i)	0.39	363,869	877,392

		665,335	1,077,651

(i) Mainly Time Deposit maturing within 90 days.

The decrease of R$ 412,316 in the six-month period ended June 30, 2016 refers, mainly, to the payments made to suppliers regarding to the Horizonte 2 Project.

8                                        Marketable securities

	Average yield p.a.- %	June 30, 2016	December 31, 2015

In local currency
Brazilian Federal provision fund	80 of CDI	204	250
Brazilian Federal Government securities
At fair value through profit and loss	86.62 of CDI	55,180	40,364
Held to maturity (i)	6 and 86.62 of CDI	77,051	73,914
Private securities (repurchase agreements)	100.6 of CDI	2,193,727	1,365,478

Marketable securities		2,326,162	1,480,006

Current		2,255,395	1,411,864

Non-Current		70,767	68,142

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

(i)        The yield of 86.62% of CDI refers to the investment fund — Pulp and the yield of 6% p.a. refers to the agrarian debt bonds.

The increase of R$ 846,156 in the six-month period ended June 30, 2016 refers, mainly, to the funds raised in the period.

9                                        Derivative financial instruments (including embedded derivative)

(a)                                Derivative financial instruments by type

	Reference value (notional) - in U.S Dollars		Fair value
Type of derivative	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015

Instruments contracted of economic hedge strategy
Operational hedge
Cash flow hedges of exports
Zero cost collar	1,345,000	310,000	264,958	(8,627)

Hedges of debts
Hedges of interest rates
Swap LIBOR x Fixed (USD)	619,082	622,907	(29,106)	(8,902)

Hedges of foreign currency
Swap DI x US$ (USD)	351,284	358,607	(304,715)	(648,052)
Swap TJLP x US$ (USD)	62,327	98,287	(99,408)	(230,433)
Swap Pre x US$ (USD)	96,421	112,107	(93,430)	(185,519)

			(261,701)	(1,081,533)

Embedded derivative in forestry partnership and standing timber supply agreements (*)
Swap of US-CPI	835,432	857,710	252,766	253,572

			(8,935)	(827,961)

Classified
In current assets			185,681	26,795
In non-current assets			376,888	273,694
In current liabilities			(169,494)	(302,787)
In non-current liabilities			(402,010)	(825,663)

Total, net			(8,935)	(827,961)

(*) The embedded derivative is a swap of the US-CPI variations during the term of the Forestry Partnership and Standing Timber Supply Agreements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

(b)                                Derivative financial instruments of economic hedge strategy by type and broken down by nature of the exposure

	Reference value (notional) - in currency of origin			Fair value
Type of derivative and protected risk	Currency	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015

Swap contracts - Hedge of debts
Asset
LIBOR to fixed	US$	619,082	622,907	1,894,064	2,308,517
Real CDI to USD	R$	684,491	698,559	1,093,648	1,058,346
Real TJLP to USD	R$	101,617	159,938	100,150	153,963
Real Pre to USD	R$	205,699	236,072	172,147	182,240
Liability
LIBOR to fixed	US$	619,082	622,907	(1,923,170)	(2,317,419)
Real CDI to USD	US$	351,284	358,607	(1,398,363)	(1,706,398)
Real TJLP to USD	US$	62,327	98,287	(199,558)	(384,396)
Real Pre to USD	US$	96,421	112,107	(265,577)	(367,759)

Total of swap contracts				(526,659)	(1,072,906)

Options - Cash flow hedge
Zero cost collar	US$	1,345,000	310,000	264,958	(8,627)

				(261,701)	(1,081,533)

(c)                                 Derivative financial instruments by type of economic hedge strategy contracts

	Fair value		Value (paid) or received
Type of derivative	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015

Operational hedge
Cash flow hedge of exports	264,958	(8,627)		(125,107)
Hedge of debts
Hedge of interest rates	(29,106)	(8,902)	(10,015)	(15,333)
Hedge of foreign currency	(497,553)	(1,064,004)	(94,186)	(279,191)

	(261,701)	(1,081,533)	(104,201)	(419,631)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

(d)                                Fair value and counterparty by maturity date of economic hedge strategy contracts

	June 30, 2016	December 31, 2015

2016	(15,208)	(281,423)
2017	(46,720)	(396,982)
2018	(121,111)	(280,340)
2019	(49,618)	(76,408)
2020	(29,044)	(46,380)

	(261,701)	(1,081,533)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at June 30, 2016 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

10                                 Trade accounts receivable

	June 30, 2016	December 31, 2015

Domestic customers	70,256	75,281
Export customers	486,084	674,224

	556,340	749,505

Allowance for doubtful accounts	(6,983)	(7,153)

	549,357	742,352

In the six-month period ended June 30, 2016, we made some credit assignment without recourse for certain customers’ receivables, in the amount of R$ 1,741,084 (R$ 1,788,970 at December 31, 2015), that were derecognized from accounts receivable in the balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

11                                 Inventory

	June 30, 2016	December 31, 2015

Finished goods at plants/warehouses
Brazil	284,994	155,286
Abroad	802,664	731,498
Work in process	19,120	12,935
Raw materials	472,179	520,445
Supplies	151,596	150,838
Imports in transit	1,336	144

	1,731,889	1,571,146

12                                 Recoverable taxes

	June 30, 2016	December 31, 2015

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	901,782	762,743
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	23,030	26,235
Value-added Tax on Sales and Services (ICMS and IPI) on purchases of raw materials and supplies	1,005,994	978,399
Federal tax credits		356,058
Credit related to Reintegra Program	86,796	91,145
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	648,098	727,210
Provision for the impairment of ICMS credits	(1,008,273)	(967,332)

	1,657,427	1,974,458

Current	652,495	462,487

Non-current	1,004,932	1,511,971

During the six-month period ended June 30, 2016, there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in this note and the Note 14 to the most recent annual financial statements.

13                                 Income taxes

The Company and the subsidiaries located in Brazil are taxed based on their taxable income. The subsidiaries located outside of Brazil use methods established by the respective local jurisdictions. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the balance sheet date.

The Company still believes in the previsions of the International Double Taxation Treaties signed by Brazil. However, as the final decision regarding its applicability is still pending on the Supreme Court (Supremo Tribunal Federal — STF), nowadays the Company taxes the foreign profits according to the Law 12,973/14.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

The Law 12,973/14 revoked the article 74 of Provisional Measure 2,158/01. The law determines that the adjustment in the value of the investment, in the direct or indirect controlled company, domiciled abroad, equivalent to its profits before tax, except for the foreign exchange, must be computed in the taxation basis of the corporate income tax and social contribution over profits of  the controller company domiciled in Brazil, at the end of the fiscal year. The repatriation of these profits in subsequent years will not be subject to taxation in Brazil. The Company has provisions regarding the Corporate Income Tax of the subsidiaries on an accrual basis.

(a)                                Deferred taxes

	June 30, 2016	December 31, 2015

Tax loss carryforwards (i)	200,878	54,888
Provision for legal proceeds	129,651	119,924
Sundry provisions (impairment, operational and other)	512,575	637,176
Results of derivative contracts - payable on a cash basis for tax purposes	3,038	281,507
Exchange losses (net) - payable on a cash basis for tax purposes	1,524,137	2,396,243
Tax amortization of the assets acquired in the business combination - Aracruz	98,312	99,196
Actuarial gains on medical assistance plan (SEPACO)	3,743	3,743
Income tax and social contribution from foreign-domiciled subsidiaries under IFRS	(523,348)	(338,315)
Tax accelerated depreciation	(15,370)	(7,324)
Reforestation costs already deducted for tax purposes	(422,715)	(387,568)
Fair values of biological assets	(124,373)	(174,450)
Tax benefit of goodwill - goodwill not amortized for accounting purposes	(581,481)	(536,752)
Other provisions	(62,092)	(20,051)

Total deferred taxes asset, net	742,955	2,128,217

Deferred taxes - asset (net by entity)	1,081,615	2,399,213

Deferred taxes - liability (net by entity)	338,660	270,996

(i)        The balance as at June 30, 2016 is presented net of R$ 288,561 (R$ 346,291 as at December 31, 2015) related to the provision for impairment for foreign tax losses.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

Changes in the net balance of deferred income tax are as follows:

	June 30, 2016	December 31, 2015

At the beginning of the period	2,128,217	924,308
Tax loss carryforwards	145,990	(137,759)
Temporary differences from provisions	(114,874)	198,028
Provision for tax on investments in foreign-domiciled subsidiaries	(185,033)	(312,338)
Derivative financial instruments taxed on a cash basis	(278,469)	139,569
Amortization of goodwill	(45,613)	(92,598)
Reforestation costs	(43,193)	(36,605)
Exchange losses (net) taxed on a cash basis	(872,106)	1,483,024
Fair value of biological assets	50,077	(21,430)
Actuarial losses on medical assistance plan (SEPACO)(*)		(2,866)
Other	(42,041)	(13,116)

At the end of the period	742,955	2,128,217

(*) Deferred taxes related to the other comprehensive income.

(b)                                Reconciliation of taxes on income

	June 30, 2016	June 30, 2015

Income (loss) before tax	3,117,681	(201,192)
Income tax and social contribution benefit (expense) at statutory nominal rate - 34%	(1,060,012)	68,405

Reconciliation to effective expense:
Equity in results of joint-venture	(268)	255
Credit from Reintegra Program	839	13,281
Benefits to directors	(8,121)	(6,067)
Difference in tax rates of foreign subsidiaries		(7)
Foreign exchange effects on foreign subsidiaries (i)	(316,793)	180,550
Other, mainly non-deductible provisions	(9,858)	(6,797)

Income tax and social contribution benefit (expense) for the period	(1,394,213)	249,620

Effective rate - %	44.7	124.1

(i)        Relates to net foreign exchange gains recognized by our foreign subsidiaries that use the real as the functional currency. As the real is not used for tax purposes in the foreign country this net foreign exchange gain is not recognized for tax purposes in the foreign country nor will it ever be subject to tax in Brazil.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

14                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim S.A., which holds 29.42% of our shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 29.08% of our shares (together the “Controlling Shareholders”). The Company’s commercial and financial transactions with its subsidiaries, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties.

In the six-month period ended June 30, 2016, there were no significant changes in the terms of the contracts, agreements and transactions, and there were no new contracts, agreements or transactions with distinct nature between the Company and its related parties when compared to the transactions disclosed in Note 16 to the most recent financial statements as at December 31, 2015.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

(i)       Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	June 30, 2016	December 31, 2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(19)	(9)
Votorantim S.A.	Land leases		(851)
BNDES	Financing	(1,601,715)	(1,851,408)

		(1,601,734)	(1,852,268)

Transactions with Votorantim Group companies
Votorantim S.A.	Financing	9,629	11,714
Votener - Votorantim Comercializadora e Energia	Energy supplier	946	6,937
Banco Votorantim S.A.	Investments		32,806
Banco Votorantim S.A.	Financial instruments	4,578	(1,066)
Votorantim Cimentos S.A.	Energy supplier		517
Votorantim Cimentos S.A.	Input supplier		(50)
Polimix Concreto Ltda.	Input supplier		(143)
Votorantim Siderurgia	Standing wood supplier	(1,703)	(4,164)
Pedreira Pedra Negra	Input supplier	(14)	(21)
Votorantim Metais Ltda.	Chemical products supplier	(662)	(277)
Companhia Brasileira de Alumínio - CBA	Land leases	(695)	(695)

		12,079	45,558

Net		(1,589,655)	(1,806,710)

Presented in the following lines
In assets
Marketable securities (Note 8)			32,806
Derivative financial instruments (Note 9)
Related parties - non-current		9,629	11,714
Other assets - current		946	7,454
In liabilities
Loans and financing (Note 19)		(1,601,715)	(1,851,408)
Derivative financial instruments (Note 9)		4,578	(1,066)
Suppliers		(3,093)	(6,210)

		(1,589,655)	(1,806,710)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

(ii)                               Amounts transacted in the period

	Nature	June 30, 2016	June 30, 2015

Transactions with controlling shareholders
Votorantim S.A.	Rendering of services	(5,497)	(4,647)
BNDES	Financing	45,998	(149,166)

		40,501	(153,813)

Transactions with Votorantim Group Companies
Votorantim S.A.	Financing	(2,085)	1,339
Votener - Votorantim Comercializadora de Energia	Energy supplier	(8,004)	49,380
Banco Votorantim S.A.	Investments	951	666
Banco Votorantim S.A.	Financial instruments	4,530	1,514
Banco Votorantim S.A.	Rendering of services	(1,183)
Votorantim CTVM Ltda.	Rendering of services	(84)
Votorantim Cimentos S.A.	Energy supplier	4,434	3,104
Votorantim Cimentos S.A.	Input supplier	(56)	(43)
Votorantim Siderurgia S.A.	Standing wood supplier	(8,525)
Sitrel Siderurgia Três Lagoas	Energy supplier	3,462	1,773
Pedreira Pedra Negra	Input supplier	(74)	(169)
Votorantim Metais Ltda.	Chemical products supplier	(5,917)	(1,862)
Votorantim Metais Ltda.	Land leases		(2,318)
Companhia Brasileira de Alumínio (CBA)	Land leases	(256)	(235)

		(12,807)	53,149

(b)                                Key management compensation

The remuneration expenses of the Fibria’s officers and directors, including all benefits, are summarized as follows:

	June 30, 2016	June 30, 2015

Benefits to officers and directors (i)	6,109	23,968
Benefit program - Phantom Stock Options and Stock Options plans	(9,024)	4,893

	(2,915)	28,861

(i)        Benefits to officers and directors include fixed compensation, social charges, profit sharing program and the variable compensation program.

The amount of R$ 2,915 recognized as provision or reversal of provision in the six-month period ended June 30, 2016, was impacted by the change in the Company’s stock price, which is considered for the valuation of the variable compensation program and benefit program (Phantom Stock Options and Stock Options plans) existing.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

Benefits to key management do not include the compensation for the Statutory Audit Committee, Finance, Compensation and Sustainability Committees’ members of R$ 504 for the six-month period ended June 30, 2016 (R$ 577 for the six-month period ended June 30, 2015).

The Company does not have any other post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

The balances to be paid to the Company’s officers and directors are recorded as follows:

	June 30, 2016	December 31, 2015

Current liability
Payroll, profit sharing and related charges	14,904	37,563

Non-current liability
Other payables	4,623	9,401

Shareholders’ equity
Capital reserve	4,588	9,329

	24,115	56,293

15                                 Investments

	June 30, 2016	December 31, 2015

Investment in joint-venture - equity method	2,582	751
Other investments - at fair value (i)	112,343	137,020

	114,925	137,771

(i)        Fair value change in our interest in Ensyn was not significant in the six-month period ended June 30, 2016. The decrease in the balance refers to the foreign currency effect on the investment.

None of the subsidiaries and jointly-operated entities has publicly traded shares.

The provisions and contingent liabilities related to the entities of the Company are described in Note 21.

Additionally, the Company does not have any significant restriction or commitments with regards to its joint-venture.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

16                                 Biological assets

	June 30, 2016	December 31, 2015

At the beginning of the period	4,114,998	3,707,845

Additions	677,870	1,344,355
Harvests in the year (depletion)	(520,212)	(1,102,725)
Change in fair value - step up	(108,014)	184,583
Disposals / provision for disposals	(190)	(19,063)
Transfer (i)		3

At the end of the period	4,164,452	4,114,998

(i) Includes transfers between biological assets and property, plant and equipment.

In accordance with our accounting policies, in the six-month period ended June 30, 2016 we performed a valuation of the biological assets at their fair value. In the following table we present the main inputs used to estimate the fair value of biological assets:

	June 30, 2016	December 31, 2015

Evaluated planted area (hectare)	317,409	445,359
Average annual growth (IMA) - m3/hectare	38	39
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	7.39	7.39

The changes in the fair value of the biological assets in June 30, 2015 are presented as follows:

	June 30, 2016	December 31, 2015

Fair value of the renovation of forests in the period	(125,518)	(211,293)
Growing of plantation (IMA, area and age)	44,189	28,086
Variation of price and discount rate	(26.685)	367,790

	(108,014)	184,583

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

17                                 Property, plant and equipment

	Land	Buildings	Machinery, equipment and facilities	Property, plant and equipment in progress (i)	Other	Total

At December 31, 2014	1,200,512	1,358,716	6,457,787	217,627	18,091	9,252,733
Additions	453,775	335	3,640	553,291	1,903	1,012,944
Disposals	(17,367)	(6,056)	(16,005)		(887)	(40,315)
Depreciation		(112,005)	(653,595)		(14,368)	(779,968)
Acquisition of assets - Fibria Innovations			4,212			4,212
Transfers and others (ii)		50,294	184,508	(303,900)	52,878	(16,220)

At December 31, 2015	1,636,920	1,291,284	5,980,547	467,018	57,617	9,433,386
Additions		245	987	1,943,543	618	1,945,393
Disposals		(4,306)	(8,705)		(239)	(13,250)
Depreciation		(59,303)	(326,678)		(8,099)	(394,080)
Transfers and others (ii)		33,082	106,655	(191,465)	10,676	(41,052)

At June 30, 2016	1,636,920	1,261,002	5,752,806	2,219,096	60,573	10,930,397

(i)        Includes the amount of R$ 1,984,926 regarding the Horizonte 2 Project.

(ii)     Includes transfers between property, plant and equipment, biological assets, intangible assets and inventory.

18                                 Intangible assets

	June 30, 2016	December 31, 2015

At the beginning of the period	4,505,634	4,552,103
Additions	115,421	8
Amortization	(33,969)	(76,021)
Disposals	(98)	(67)
Transfers and others (*)	12,262	29,611

At the end of the period	4,599,250	4,505,634

Composed by
Goodwill — Aracruz	4,230,450	4,230,450
Systems development and deployment	33,950	28,677
Concession right — Macuco Terminal (Note 1(a))	115,047
Acquired from business combination
Databases	114,000	136,800
Relationships with suppliers - chemical products	87,656	92,812
Other	18,147	16,895

	4,599,250	4,505,634

(*)    Includes transfers between property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

19                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

			Current		Non-current		Total
Type/purpose	Interest rate	Average annual interest rate - %	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015

In foreign currency
BNDES - currency basket	UMBNDES	6.4	64,413	78,632	512,434	652,610	576,847	731,242
Bonds - US$	Fixed	5.6	12,988	15,801	2,209,902	2,686,105	2,222,890	2,701,906
Finnvera	LIBOR	2.1	127		681,091		681,218
Export credits (prepayment)	LIBOR	2.3	373,493	595,795	4,833,755	6,141,049	5,207,248	6,736,844
Export credits (ACC/ACE)	Fixed	1.5	239,270	45,123			239,270	45,123

			690,291	735,351	8,237,182	9,479,764	8,927,473	10,215,115

In Reais
BNDES	TJLP	10.3	170,117	186,937	700,641	776,421	870,758	963,358
BNDES	Fixed	5.7	31,463	29,745	94,122	100,460	125,585	130,205
BNDES	Selic	7.3	33	18	28,492	26,585	28,525	26,603
FINAME	TJLP/Fixed	3.3	2,388	3,236	1,170	2,226	3,558	5,462
CRA	CDI	11.8	19,342	16,687	1,985,892	659,275	2,005,234	675,962
NCE	CDI	13.3	92,533	88,855	631,929	613,177	724,462	702,032
Midwest Region Fund (FCO and FINEP)	Fixed	8.0	12,006	12,048	7,100	13,047	19,106	25,095

			327,882	337,526	3,449,346	2,191,191	3,777,228	2,528,717

			1,018,173	1,072,877	11,686,528	11,670,955	12,704,701	12,743,832

Interest			90,024	94,172	137,261	109,658	227,285	203,830
Short-term borrowing			239,130	44,905			239,130	44,905
Long-term borrowing			689,019	933,800	11,549,267	11,561,297	12,238,286	12,495,097

			1,018,173	1,072,877	11,686,528	11,670,955	12,704,701	12,743,832

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

(b)           Breakdown by maturity

	2017	2018	2019	2020	2021	2022	2023	2024	2025	Total

In foreign currency
BNDES - currency basket	44,777	66,882	54,314	149,291	157,114	35,777	4,279			512,434
Bonds - US$				306,837				1,903,065		2,209,902
Finnvera		85,136	85,136	85,136	85,136	85,136	85,136	85,136	85,139	681,091
Export credits (prepayment)	191,303	1,132,266	2,398,667	393,460	718,059					4,833,755

	236,080	1,284,284	2,538,117	934,724	960,309	120,913	89,415	1,988,201	85,139	8,237,182

In Reais
BNDES - TJLP	81,847	118,455	88,595	154,392	165,852	53,814	25,264	12,422		700,641
BNDES - Fixed rate	16,671	32,406	26,302	14,410	4,000	333				94,122
BNDES - Selic						1,149	14,398	12,945		28,492
FINAME	1,003	167								1,170
CRA				880,155	660,618		445,119			1,985,892
NCE	262,535	282,945	43,225	43,224						631,929
Midwest Region Fund (FCO and FINEP)	5,947	659	494							7,100

	368,003	434,632	158,616	1,092,181	830,470	55,296	484,781	25,367		3,449,346

	604,083	1,718,916	2,696,733	2,026,905	1,790,779	176,209	574,196	2,013,568	85,139	11,686,528

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency

	June 30, 2016	December 31, 2015

Real	3,748,703	2,502,114
U.S. Dollar	8,350,626	9,483,873
Selic	28,525	26,603
Currency basket	576,847	731,242

	12,704,701	12,743,832

(d)                                Roll forward

	June 30, 2016	December 31, 2015

At the beginning of period	12,743,832	8,326,519
Borrowings	3,605,316	3,118,475
Interest expense	297,917	479,287
Foreign exchange losses (gains)	(1,838,546)	3,037,653
Repayments - principal amount	(1,718,380)	(1,800,670)
Interest paid	(266,428)	(405,546)
Additional transaction costs	(125,399)	(30,486)
Other (*)	6,389	18,600

At the end of the period	12,704,701	12,743,832

(*)    It includes amortization of transactions costs.

(e)                                 Relevant operations settled in the period

Export credits - ACC

During the first semester of 2016, the Company paid some export contracts (ACC) in the amount of US$ 379 million (equivalent then to R$ 1,329,840), which interest rate were between 1.24% and 1.99% p.a.

(f)                                  Relevant operations contracted in the period

Export credits - ACC

During the first semester of 2016, the Company entered into export contracts (ACC) in the amount of US$ 392 million (equivalent then to R$ 1,432,400), which matures through July 2016 and accrue a fixed interest rate between 1.32% and 1.99% p.a.

Agribusiness Credit Receivable Certificates - CRA

In June 2016, the Company concluded the public distribution of 1,350 thousand Agribusiness Credit Receivable Certificates to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. in

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

the total amount of R$ 1,350 million, in two tranches, being the first in the amount of R$ 880 million, with final maturity for the principal in 2020, payments of interest semi-annually and an interest rate of 97% of CDI and the second in the amount of R$ 470 million, with final maturity for the principal in 2023, payments of interest annually and an interest rate of IPCA plus 5.9844% p.a. The funds were received by the Company on June 23, 2016. The events of default of the contract are reflected in the item (g) below.

Finnvera (Finnish Development Agency)

In May 2016, the Company, through its subsidiary Fibria-MS, entered into a loan agreement for the financing of imported equipment for the second pulp production line in Três Lagoas (Horizonte 2 Project). The total amount raised was U.S. Dollar equivalent € 383,873 thousand with the financial institutions BNP Paribas, Finnish Export Credit, HSBC Bank and Nordea, totally guaranteed by Finnvera (Export Credit Agency). In June 2016, was released the amount of US$ 241 million (equivalents then R$ 812,915) in three tranches, in the amounts of US$ 180 million, US$ 51 million and US$ 10 million, maturing  in December 2025 and interest rates at semi-annual LIBOR plus 1.03% p.a. for the first tranche and semi-annual LIBOR plus 1.08% p.a. for the second and third tranches. The remaining balance will be released according to the payments for the suppliers of the project. The events of default of the contract are reflected in the item (g) below.

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

The Company’s debt financial covenants are measured based on consolidated information translated into U.S. Dollars. The covenants specify that indebtedness ratio (Net debt to Adjusted EBITDA, as defined (Note 4.2.2 to the most recent financial statements for the year ended December 31, 2015)) cannot exceed 4.5x.

The Company is in full compliance with the covenants established in the financial contracts at June 30, 2016.

The loan indentures with debt financial covenants also present the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel.

•             Expropriation, confiscation or any other action affecting a significant portion of the Company’s assets;

•             Addiction, invalidity, ineffectiveness or unenforceability of the contract;

•             Extinction or termination the contract for any reason or person;

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

•             Split of the Company without the prior consent of the creditor;

•             Any direct or indirect controlling which does not integrate the Votorantim Group, to perform any act aimed annul, revise, cancel or repudiate by judicial or extrajudicial means the contract;

•             Compliance with certain environmental and social conditions on the Horizon Project 2, for Finnvera’s contract.

20                                 Trade payables

	June 30, 2016	December 31, 2015

Local currency
Intercompany	7,537	5,738
Third parties (i)	623,773	585,975
Foreign currency
Third parties	290,045	76,304

	921,355	668,017

(i)        As mentioned in Note 1 (a), we have a long-term supply agreement of hardwood pulp with Klabin in different conditions in terms of volume, exclusivity, guarantees and payment terms up to 360 days, whose prices were practiced in market conditions, as established in the agreement.

As at June 30, 2016, the amount of R$ 215,625 (zero as at December 31, 2015), included in these item refers to pulp purchases of the contract abovementioned.

21                                 Provision for contingencies

	June 30, 2016			December 31, 2015
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	103,083	108,657	5,574	96,997	106,571	9,574
Labor	68,095	222,862	154,767	64,429	201,561	137,132
Civil	19,733	40,874	21,141	18,918	37,537	18,619

	190,911	372,393	181,482	180,344	345,669	165,325

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

The change in the provision for contingencies is as follows:

	June 30, 2016	December 31, 2015

At the beginning of the period	345,669	302,144
Settlement	(1,749)	(16,334)
Reversal	(10,480)	(38,196)
New litigation	11,941	37,089
Accrual of financial charges	27,012	60,966

At the end of the period	372,393	345,669

(i)                                   Significant changes in the period

Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On January 19, 2016, the Tax Federal Administrative Court (CARF - Conselho Administrativo de Recursos Fiscais) rejected as per the casting vote of CARF’s President, the appeal filed by the Company in the administrative process regarding the tax assessment received on the swap of industrial and forestry assets with International Paper, as mentioned in Note 24(b)(iv) of our most recent annual financial statements as at December 31, 2015. The Company was notified of the decision on May 25, 2016 and due to the impossibility of new resources and the consequent closure of the case at the administrative level, an injunction for discussion in the judicial level was issued, with a request for grant preliminary order to suspend the debt chargeability. On June 15, 2016, the injunction was rejected in a decision and on July 12, 2016, the appeal was filed by the Company in which is pending of judgment. The Company maintain its position to not constitute provisions for contingencies, based on the Company’s and its external legal advisors’ opinion that the probability of loss on this case is possible. The updated amount as at June 30, 2016 was R$ 1,715,573.

Tax assessment - IRPJ/CSLL - Fibria Trading International

On February 25, 2016, the Company was notified of the decision that rejected the appeal filed by the tax authorities, in view of the favorable decision to the Company in the first administrative level. Since that there were no new appeal by the tax authorities, on March 6, 2016, the tax assessment was extinguished.

Tax assessment - IRPJ/CSLL - Fibria Overseas Holding

On October 21, 2015, the Company was notified of the CARF’s decision that judged favorably the appeal presented. Since that there were no new appeal by the tax authorities, on January 21, 2016, the tax assessment was extinguished.

Tax assessment - IRPJ/CSLL - Newark

On February 3, 2016, CARF judged favorably the appeal presented by the Company and rejected the appeal filled by the tax authorities. On March 21, 2016, the tax authorities filled petitions regarding the administrative proceedings informing they do not have interest in pursuing the discussion in the Superior Chamber of Tax Appeals, which leads the tax assessment to be extinguished.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

22                                 Revenue

(a)                                Reconciliation

	June 30, 2016	June 30, 2015

Gross amount	6,136,923	5,467,819
Sales taxes	(119,106)	(91,388)
Discounts and returns (*)	(1,236,653)	(1,070,046)

Net revenues	4,781,164	4,306,385

(*)    Related mainly to trade discounts.

(b)                                Information about markets

	June 30, 2016	June 30, 2015

Revenue
Domestic market	486,002	361,422
Export market	4,251,157	3,903,525
Services	44,005	41,438

	4,781,164	4,306,385

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

23                                 Financial results

	June 30, 2016	June 30, 2015

Financial expenses
Interest on loans and financing (i)	(251,970)	(207,856)
Loans commissions	(9,091)	(4,626)
Others	(62,285)	(34,637)

	(323,346)	(247,119)

Financial income
Financial investment earnings	58,611	38,797
Others (ii)	42,373	42,194

	100,984	80,991

Gains (losses) on derivative financial instruments
Gains	982,229	450,269
Losses	(267,403)	(769,241)

	714,826	(318,972)

Foreign exchange losses and monetary adjustment, net
Loans and financing	1,838,546	(1,054,050)
Other assets and liabilities (iii)	(314,152)	114,248

	1,524,394	939,802

Net	2,016,858	(1,424,902)

(i)             Does not include the amount of R$ 45,947 as at June 30, 2016 (R$ 1,173 as at June 30, 2015), related to capitalized financing costs.

(ii)          Includes interest accrual of the tax credits.

(iii)       Includes the effect of exchange foreign on cash and cash equivalents, trade accounts receivable, trade payable and others.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

24                                 Expenses by nature

	June 30, 2016	June 30, 2015

Cost of sales
Depreciation, depletion and amortization	(906,447)	(913,264)
Freight	(417,033)	(413,125)
Labor expenses	(269,351)	(236,675)
Variable costs (raw materials, miscellaneous materials and inventories for resale)	(1,574,240)	(1,150,257)

	(3,167,071)	(2,713,321)

Selling expenses
Labor expenses	(16,721)	(13,794)
Selling expenses (i)	(194,414)	(172,420)
Operational leasing	(1,143)	(729)
Depreciation and amortization charges	(5,196)	(4,972)
Other expenses	(13,505)	(10,053)

	(230,979)	(201,968)

General and administrative
Labor expenses	(51,054)	(50,250)
Third-party services	(52,061)	(51,533)
Depreciation and amortization	(6,856)	(7,756)
Taxes and contributions	(3,368)	(3,986)
Operating leases and insurance	(3,025)	(3,692)
Other expenses	(16,858)	(11,786)

	(133,222)	(129,003)

Other operating (expenses) income
Programs of variable compensation (ii)	(18,936)	(60,713)
Loss on disposal of property, plant and equipment	(11,881)	(2,658)
Provision of contingencies	(11,673)	(7,022)
Changes in fair value of biological assets	(108,014)	29,831
Others	2,224	1,429

	(148,280)	(39,133)

(i)            Includes handling expenses, storage and transportation expenses and sales commissions and others.

(ii)         Includes the provisions/reversals of the variable compensation program and benefit programs (Phantom Stock Options and Stock Options plans), which consider the Company’s stock price in its valuation.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

25           Earnings per share

(a)                                Basic

	June 30, 2016	June 30, 2015

Numerator
Net income attributable to the shareholders of the Company	1,718,466	42,388

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,619

Basic earnings per share - in Reais	3.10	0.08

The weighted average number of shares in the presented periods is represented by a total number of shares of 553,934,646 issued and outstanding for the six-month period ended June 30, 2016 and 2015, without considering treasury shares, for total of 344,042 shares in the six-month period ended June 30, 2016 and 2015. In the six-month period ended June 30, 2016 and 2015 there were no changes in the number of shares of Company.

(b)                                Diluted

	June 30, 2016	June 30, 2015

Numerator
Net income attributable to the shareholders of the Company	1,718,466	42,388

Denominator
Weighted average number of common shares outstanding	553,590,604	553,591,619
Dilution effect Stock options	894,976	687,840
Weighted average number of common shares outstanding adjusted according to dilution effect	554,485,580	554,279,459

Diluted earnings per share (in Reais)	3.10	0.08

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at June 30, 2016

In thousands of Reais, unless otherwise indicated

26                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/ No. 003/2011, we presented explanatory notes to the annual financial statements detailing the financial instruments by category (Note 7), credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), asset retirement obligations (Note 26), long term commitments (Note 27), benefits to employees (Note 29), compensation program based on shares (Note 30), insurance (Note 34), non-current assets held for sale (Note 36) and impairment testing (Note 37), that we omitted in the June 30, 2016 consolidated interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as At December 31, 2015.

In addition, the Company no longer has reportable segments to present as at June 30, 2016, therefore the Note regarding segment information was excluded.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO